EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						June 30,
	2006	2007	2008	2009	2010	2011
Fixed Charges and Preferred Stock Dividends:
Interest	$ 102	$ 105	$ 107	$ 118	$ 153	$ 81
Interest portion of annual rentals	3	3	1	1	1	1
Total fixed charges	105	108	108	119	154	82
Preferred stock dividends (1)	8	7	7	7	7	4
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 113	$ 115	$ 115	$ 126	$ 161	$ 86
Earnings:
Pretax income from continuing operations	$ 394	$ 406	$ 451	$ 550	$ 531	$ 238
Total fixed charges (from above)	105	108	108	119	154	82
Less: Interest capitalized	1	3	13	4	1	-
Total earnings for purpose of ratio	$ 498	$ 511	$ 546	$ 665	$ 684	$ 320
Ratio of earnings to combined fixed charges and preferred stock dividends	4.41	4.44	4.75	5.28	4.25	3.72

Ratio of earnings to fixed charges	4.74	4.73	5.06	5.59	4.44	3.90

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.